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                                                                   Exhibit 8.1

                        [Letterhead of White & Case LLP]

May 17, 2004

Standard Parking Corporation
900 North Michigan Avenue
Suite 1600
Chicago, Illinois 60611

Re:    Registration Statement filed with the U.S. Securities and Exchange
       Commission
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Ladies and Gentlemen:

         We have acted as special United States tax counsel to Standard Parking Corporation, a corporation organized under the laws of Delaware (the "Company"), in connection with the proposed initial public offering of the Company's common stock. At your request, we are rendering our opinion concerning the material United States federal income tax consequences generally applicable to certain non-United States holders of the Company's common stock with respect to the acquisition, ownership and disposition of such stock.

         This opinion letter is based on the Internal Revenue Code of 1986, as amended, the Treasury Regulations issued thereunder and administrative and judicial interpretations thereof, in each case, as in effect and available on the date hereof.

         Based on the foregoing and subject to the assumptions, qualifications and limitations contained therein, we hereby confirm that the description under the caption "Material U.S. Federal Tax Considerations For Non-United States Holders of Common Stock" contained in the registration statement of the Company filed with the U.S. Securities and Exchange Commission, dated May 10, 2004 (as the same may be amended, the "Registration Statement"), as it relates to matters of United States federal tax law, and legal conclusions with respect thereto, is accurate in all material respects.

         We have not considered and render no opinion on any aspect of law other than as expressly set forth above.

                                   Sincerely,

                                   /s/ WHITE & CASE LLP